Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gold Standard Ventures Corp. (the “Company”), as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, incurred negative cash flows from operating activities and requires additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 26, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants
March 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

Opinion on Internal Control over Financial Reporting

We have audited Gold Standard Ventures Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes and our report dated March 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting of the 2019 Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants
March 26, 2020

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2019
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2019	2018
	$	$

Assets

Current
Cash (Note 3)	7,260,572	18,333,732
Receivables	42,565	34,692
Prepaid expenses (Note 4)	436,361	489,902
	7,739,498	18,858,326

Exploration and evaluation assets (Notes 5 and 14)	221,330,931	196,666,709
Reclamation bonds (Note 6)	2,122,559	2,154,027
Property and equipment (Note 7)	297,164	455,422
Right-of-use assets (Note 8)	730,809	-

	232,220,961	218,134,484

Liabilities
Current
Accounts payable and accrued liabilities (Notes 10 and 14)	2,665,559	1,950,222
Current portion of lease liabilities (Note 8)	163,281	-
	2,828,840	1,950,222

Lease liabilities (Note 8)	566,597	-
Provision for site reclamation (Note 11)	964,960	1,004,499

	4,360,397	2,954,721
Shareholders' equity
Share capital (Note 12)	290,532,540	270,513,901
Reserves (Note 12)	10,255,771	8,522,564
Deficit	(72,927,747)	(63,856,702)
	227,860,564	215,179,763

	232,220,961	218,134,484

Nature and Continuance of Operations (Note 1), Commitments (Note 17), Subsequent Events (Note 20)

These consolidated financial statements were authorized for issuance by the Board of Directors on March 26, 2020.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2019	2018
	$	$

Expenses
Accretion expenses (Note 11)	8,804	2,138
Community relations	14,202	104,887
Consulting fees	618,996	991,491
Depreciation (Notes 7 and 8)	362,108	178,181
Foreign exchange loss (gain)	270,134	(720,850)
Insurance	440,805	415,408
Interest expense on lease liabilities (Note 8)	59,738	-
Investor relations	202,686	180,378
Management fees (Note 14)	1,389,747	1,360,539
Office	530,279	559,599
Professional fees (Note 14)	1,092,525	1,371,574
Property investigation	96,859	73,194
Regulatory and shareholders service	318,350	418,343
Rent	-	281,480
Share-based compensation (Notes 12 and 14)	2,837,076	3,882,026
Travel and related	731,738	856,107
Wages and salaries (Note 14)	864,257	593,241

	(9,838,304)	(10,547,736)

Loss on investments (Note 9)	-	(88,332)
Interest income	119,250	397,158

Loss and comprehensive loss for the year	(9,719,054)	(10,238,910)

Basic and diluted loss per share	(0.04)	(0.04)

Weighted average number of common shares outstanding (basic and diluted)	267,354,321	253,212,703

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2019	2018
	$	$

Cash flows used in operating activities
Loss for the year	(9,719,054)	(10,238,910)
Items not affecting cash:
Depreciation	362,108	178,181
Share-based compensation	2,837,076	3,882,026
Accretion expense	8,804	2,138
Loss on investments	-	88,332
Unrealized foreign exchange	35,637	(89,983)
Changes in non-cash working capital items
Decrease (increase) in receivables	(7,873)	31,852
Decrease (increase) in prepaid expenses	3,869	(170,299)
Increase (decrease) in accounts payable and accrued liabilities	182,016	(420,622)
	(6,297,417)	(6,737,285)

Cash flows used in investing activities
Reclamation bonds	(71,676)	(758,876)
Proceeds from sale of investments	-	220,703
Acquisition of property and equipment	-	(225,240)
Exploration and evaluation assets expenditures	(24,130,901)	(40,556,079)
	(24,202,577)	(41,319,492)

Cash flows from financing activities
Proceeds from share issuances	21,045,000	48,907,549
Share issuance costs	(1,751,571)	(3,089,463)
Proceeds from exercise of stock options	269,350	2,113,632
Repayment of lease liabilities	(135,945)	-
	19,426,834	47,931,718

Net change in cash	(11,073,160)	(125,059)

Cash, beginning of year	18,333,732	18,458,791

Cash, end of year	7,260,572	18,333,732

Supplementary Cash Flow Information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Total
	Number of				Shareholders'
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$

Balance at December 31, 2017	233,536,671	220,941,105	6,505,922	(53,842,098)	173,604,929

Shares issued for cash	23,857,341	48,907,549	-	-	48,907,549
Share issuance costs	-	(3,089,463)	-	-	(3,089,463)
Stock options exercised	2,415,666	3,754,710	(1,641,078)	-	2,113,632
Stock options expired	-	-	(214,387)	214,387	-
Stock options cancelled	-	-	(9,919)	9,919	-
Share-based compensation	-	-	3,882,026	-	3,882,026
Loss for the year	-	-	-	(10,238,910)	(10,238,910)
Balance at December 31, 2018	259,809,678	270,513,901	8,522,564	(63,856,702)	215,179,763

Shares issued for cash	17,250,000	21,045,000	-	-	21,045,000
Share issuance costs	-	(1,751,571)	-	-	(1,751,571)
Stock options exercised	355,000	486,341	(216,991)	-	269,350
Restricted share units vested	113,208	238,869	(238,869)	-	-
Stock options expired	-	-	(579,937)	579,937	-
Restricted share units cancelled	-	-	(68,072)	68,072	-
Share-based compensation	-	-	2,837,076	-	2,837,076
Loss for the year	-	-	-	(9,719,054)	(9,719,054)
Balance at December 31, 2019	277,527,886	290,532,540	10,255,771	(72,927,747)	227,860,564

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2019, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for financial instruments measured at fair value. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc. (“BMG”), and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Foreign currency translation
The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant items that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, and leases.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used (Note 1).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)
Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include assessing lease agreements to determine the contract term and interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Financial instruments
Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Financial instruments (continued)
The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash is classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified and carried on the statement of financial position at amortized cost.

As at December 31, 2019, the Company does not have any derivative financial liabilities.

Exploration and evaluation assets
Costs incurred on mineral resource properties before the Company has acquired the right to explore those properties are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Restoration and environmental obligations (continued)
The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

Leases
On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 – Leases and IFRIC 4 –Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets will be measured at the lease liabilities amount, plus prepaid lease payments made by the Company. The Company has implemented the following accounting policies permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and

  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019, the Company recognized $934,659 in right-of-use assets and $884,987 in lease liabilities as summarized below.

$
Minimum lease payments under operating leases as of December 31, 2018	657,466
Assumed exercise of renewal of office lease in April 2020	460,050
Effect from discounting at the incremental borrowing rate as of January 1, 2019	(232,529)

Lease liabilities recognized as of January 1, 2019	884,987
Prepaid lease payments	49,672

Right-of-use assets recognized as of January 1, 2019	934,659
The lease liabilities were discounted at a discount rate of 7% as at January 1, 2019.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Leases (continued)
The following is the accounting policy for leases as of January 1, 2019 upon adoption of IFRS 16:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

  fixed payments, including in-substance fixed payments, less any lease incentives receivable;

  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  amounts expected to be payable under a residual value guarantee;

  exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

Share-based compensation
The Company operates an employee stock option plan and a restricted share unit award plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to reserves. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions and the fair value of restricted share units is determined using the fair value on grant date. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized in share-based compensation is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line or a declining balance method to write off the cost of the assets. The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period and Rate
Computers	Declining-balance	55%
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which includes property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exists and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options excluded from diluted loss per share totalled 10,338,720 (2018 – 9,317,296).

Standards issued or amended but not yet effective
A number of amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2019 and have not been applied in preparing these consolidated financial statements nor does the Company expect these amendments to have a significant effect on its financial statements.

NOTE 3 – Cash

	December 31, 2019	December 31, 2018
	$	$
Cash at financial institutions	7,183,016	18,224,563
Cash held in lawyers’ trust account	77,556	109,169

	7,260,572	18,333,732

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 4 – Prepaid Expenses

	December 31, 2019	December 31, 2018
	$	$
Prepaid expenses	416,080	468,600
Deposits	20,281	21,302

	436,361	489,902

NOTE 5 – Exploration and Evaluation Assets

Expenditures for the years related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$

Balance as at December 31, 2017	116,743,248	37,692,627	154,435,875

Property acquisition and staking costs	4,989	-	4,989
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	3,692,499	81,721	3,774,220
Data Analysis	58,172	22,282	80,454
Drilling	18,472,855	174,781	18,647,636
Engineering	134,827	-	134,827
Environmental and permitting	387,679	-	387,679
Equipment rental	127,471	491	127,962
Geological	788,032	25,554	813,586
Geotechnical	654,687	-	654,687
Hydrology	930,729	-	930,729
Lease payments	1,805,255	118,784	1,924,039
Metallurgy	551,864	-	551,864
Preliminary economic assessment	579,226	-	579,226
Provision for site reclamation	946,010	-	946,010
Sampling and processing	561,710	81,770	643,480
Site development and reclamation	5,722,669	98,297	5,820,966
Supplies	1,224,990	1,002	1,225,992
Vehicle	113,578	-	113,578
	41,544,624	686,210	42,230,834

Balance as at December 31, 2018	158,287,872	38,378,837	196,666,709

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 5 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$

Balance as at December 31, 2018	158,287,872	38,378,837	196,666,709

Claim maintenance fees	388,849	88,369	477,218
Consulting	1,929,576	145,746	2,075,322
Data analysis	376,619	-	376,619
Drilling	7,948,972	464,391	8,413,363
Engineering	156,688	-	156,688
Environmental and permitting	1,736,801	18,272	1,755,073
Equipment rental	148,781	12,570	161,351
Geological	69,667	-	69,667
Geotechnical	71,381	-	71,381
Hydrology	1,648,207	-	1,648,207
Lease payments	1,690,657	122,343	1,813,000
Metallurgy	2,037,771	-	2,037,771
Preliminary economic assessment	1,127,651	-	1,127,651
Sampling and processing	403,224	533	403,757
Site development and reclamation	3,482,076	101,978	3,584,054
Supplies	491,265	1,835	493,100
	23,708,185	956,037	24,664,222

Balance as at December 31, 2019	181,996,057	39,334,874	221,330,931

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries. The Railroad property is subject to three underlying agreements as follows:

a.	Aladdin Sweepstakes Lease/Purchase Agreement whereby the Company acquired certain interests for US$2,965,000 subject to a 1% net smelter royalty (“NSR”).
b.	Tomera Mining Lease consists of five separate leases, three of which are subject to a 5% NSR. The Company is required to pay annual lease payments of $169,100 expiring in September 2028.
c.	Sylvania Mining Lease Agreement which is subject to annual lease payments of US$20,000 expiring in December 2021 subject to a 5 % NSR.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 5 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In April 2011 (and amended June 2016), the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% NSR. Under the terms of the agreement, the Company is required to incur US$500,000 in each of 2017 (incurred) and 2018 (incurred).

Beginning in 2019, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Between October 2011 and May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), with a lease term of ten years with an option to extend the lease term for an additional ten years.

Each lease is subject to a 5% NSR. The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment.

In October 2012, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$50,000. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 upon execution of the agreement and must make annual lease payments of US$175,000. The annual lease payments increase by 5% each year. The Company is required to spend US$1,000,000 per year (incurred to date) on exploration for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall. The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$7,000,000. The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000. If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments. The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 5 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$35,000. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a lease for a 100% right in certain patented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$43,750. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2014, the Company entered into an agreement to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the Company’s Railroad Gold Project. Under the terms of the agreement, the Company made cash payments of $8,500,000 and issued 6,750,000 common shares of the Company valued at $4,807,500. The Company is subject to additional cash consideration between $1,500,000 and $3,000,000 if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000. The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$49,090 as well as a maximum of a 5% NSR pursuant to various underlying lease agreements and royalty agreements.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$30,000 increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In January 2015, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company is required to make annual lease payments of US$8,000 increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$150,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$150,000 before the fifth anniversary and a further 1% for US$250,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$25,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In 2016, the Company entered into certain mining lease and option to purchase agreements to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary; the annual lease payments increase to approximately US$31,000 in years six to nine. The Company has the option to purchase certain properties for US$800,000 and must purchase certain properties prior to commencing production. Certain lease agreements are subject to a 3% NSR with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments approximately US$31,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 5 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In March 2017, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$75,000 upon execution of the agreement and is required to pay an annual lease payment of US$75,000. The lease agreement is subject to a 3.5% NSR. The Company has the option to extend the lease for an additional 10 years by paying US$75,000 and making annual lease payments of US$75,000 per year. In addition, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension thereafter. The surface use agreement is subject to an annual lease payment of US$9,000. The Company has the option to purchase the property for US$2,000,000 and must exercise the option prior to commencing production.

In January 2018, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$10,000 upon execution of the agreement and must make annual payments of US$10,000 increasing to US$30,000 in years six to nine. The lease agreement is subject to a 3% NSR.

In March 2018, the Company exercised its NSR buy-down option on one of its mining lease agreements executed in November 2012 to reduce the NSR royalty from 5% to 2% by making a lump-sum payment of US$3,500,000 to the lessee.

In May 2018, the Company entered into an amendment agreement to one of its mining lease agreements executed in November 2011 to reduce the NSR royalty from 5% to 2% and extend the term of the lease for an additional 8 years beyond the primary 10 year term of the original agreement by making a lump-sum payment of US$300,000 to the lessees.

During the year ended December 31, 2019, the Company entered into certain amendment agreements to amend various surface use and mining lease agreements (“Amendment Agreements”) to extend the primary term of these surface use and mining lease agreements for an additional eight years. The Company incurred a total of US$150,000 upon execution of these Amendment Agreements.

Payment requirements from 2020 to 2024 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2020	1,300,000	1,103,000	2,403,000
2021	1,300,000	903,000	2,203,000
2022	1,400,000	514,000	1,914,000
2023	1,300,000	470,000	1,770,000
2024	1,300,000	383,000	1,683,000
	6,600,000	3,373,000	9,973,000

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 6 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at December 31, 2019 of $2,122,559 (US$1,634,040) (2018 - $2,154,027 (US$1,581,158)).

NOTE 7 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$
Cost:
At December 31, 2017	499,323	29,482	528,805
Additions	184,435	40,805	225,240
At December 31, 2018 and
December 31, 2019	683,758	70,287	754,045
Depreciation:
At December 31, 2017	116,020	4,422	120,442
Charge for the year	141,956	36,225	178,181
At December 31, 2018	257,976	40,647	298,623
Charge for the year	141,958	16,300	158,258
At December 31, 2019	399,934	56,947	456,881
Net book value:
At December 31, 2018	425,782	29,640	455,422
At December 31, 2019	283,824	13,340	297,164

NOTE 8 – Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2017 and 2018	-
Adjustment on initial adoption of IFRS 16 (Note 2)	934,659
At December 31, 2019	934,659
Depreciation:
At December 31, 2017 and 2018	-
Charge for the year	203,850
At December 31, 2019	203,850
Net book value:
At December 31, 2018	-
At December 31, 2019	730,809

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 8 – Right-of-Use Assets and Lease Liabilities (continued)

Lease Liabilities
$
Lease liabilities recognized as of January 1, 2019	884,987
Lease payments made	(195,683)
Interest expense on lease liabilities	59,738
Foreign exchange adjustment	(19,164)
729,878
Less: current portion	(163,281)
At December 31, 2019	566,597

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

$
Fiscal 2020	211,568
Fiscal 2021	225,648
Fiscal 2022	196,387
Fiscal 2023	94,055
2024 and beyond	129,836

NOTE 9 – Investments

In February 2017, the Company acquired 600,000 shares of Contact Gold Corp. for a total of $300,000, which had been classified as FVTPL and measured at fair value. As at December 31, 2017, the fair value of the investment was $306,000. During the year ended December 31, 2018, the Company sold these shares for proceeds of $217,071 and recorded a loss of $88,929.

In connection with the acquisition of BMG, the Company acquired certain marketable securities, which have been classified as FVTPL and measured at fair value. As at December 31, 2017, the fair value of the investment was $3,035. During the year ended December 31, 2018, the Company sold these securities for proceeds of $3,632 and recorded a gain of $597.

NOTE 10 – Accounts Payable and Accrued Liabilities

	December 31, 2019	December 31, 2018
	$	$
Accounts payable	1,604,972	848,332
Accrued liabilities	1,060,587	1,101,890

	2,665,559	1,950,222

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 11 – Provision for Site Reclamation

During the year ended December 31, 2018, the Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. The Company used an inflation rate of 2.16% (2018 – 2.16%) and an average discount rate of 3.09% (2018 – 3.09%) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $1,138,149 expected to be incurred over the next 19 years.

Railroad-Pinion
Project
$

Balance as at December 31, 2017	-
Increase in estimate	946,010
Foreign exchange adjustment	56,351
Accretion expense	2,138
Balance as at December 31, 2018	1,004,499
Foreign exchange adjustment	(48,343)
Accretion expense	8,804
Balance as at December 31, 2019	964,960

NOTE 12 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2018, the Company completed an underwritten public offering and a concurrent private placement financing and issued 18,626,440 common shares of the Company at a price of $2.05 per share for gross proceeds totalling $38,184,202, and incurred cash commissions and expenses of $2,623,077.

In September 2018, the Company completed a private placement financing and issued 5,230,901 common shares of the Company at a price of $2.05 per share for gross proceeds totalling $10,723,347, and incurred cash commissions and expenses of $466,386.

In January 2019, the Company issued 113,208 common shares of the Company at a fair value of $1.66 per share in connection to the vesting of restricted share units.

In July 2019, the Company completed an underwritten public offering financing and issued 17,250,000 common shares of the Company at a price of $1.22 per share for gross proceeds totalling $21,045,000, and incurred cash commissions and expenses of $1,751,571.

Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2019 and December 31, 2018.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 12 - Share Capital and Reserves (continued)

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and generally expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to provisions as determined by the Board of Directors (the “Board”) and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2018, the Company issued 2,415,666 common shares in relation to the exercise of 2,415,666 stock options for total proceeds of $2,113,632 and the fair value of $1,641,078 attributable to these stock options was transferred from reserves to share capital. Additionally, 292,934 stock options expired unexercised and 25,000 stock options were cancelled and the fair value of $224,306 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2018, the Company granted a total of 2,799,256 stock options as follows:

  100,000 stock options with an exercise price of $1.96 per share vest one-third immediately, one-third on January 15, 2019, and one-third on January 15, 2020, with a fair value of $102,519.

  2,439,256 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on January 26, 2019, and one-third on January 26, 2020, with a fair value of $2,599,050.

  100,000 stock options with an exercise price of $2.11 per share vest one-third immediately, one-third on April 27, 2019, and one-third on April 27, 2020, with a fair value of $105,740.

  160,000 stock options with an exercise price of $1.96 per share vest one-third immediately, one-third on June 26, 2019, and one-third on June 26, 2020, with a fair value of $156,288.

During the year ended December 31, 2018, the Company expensed a total of $3,227,899 as share-based compensation for values of stock options vested.

During the year ended December 31, 2019, the Company issued 355,000 common shares in relation to the exercise of 355,000 stock options for total proceeds of $269,350 and the fair value of $216,991 attributable to these stock options was transferred from reserves to share capital. Additionally, 545,000 stock options expired unexercised and the fair value of $579,937 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2019, the Company granted a total of 1,921,424 stock options as follows:

  1,821,424 stock options with an exercise price of $1.74 per share vest one-third immediately, one-third on January 31, 2020, and one-third on January 31, 2021, with a fair value of $1,534,992.

  50,000 stock options with an exercise price of $1.49 per share vest one-third immediately, one-third on March 15, 2020, and one-third on March 15, 2021, with a fair value of $32,988.

  50,000 stock options with an exercise price of $1.20 per share vest one-third immediately, one-third on August 16, 2020, and one-third on August 16, 2021, with a fair value of $28,802.

During the year ended December 31, 2019, the Company expensed a total of $1,918,737 as share-based compensation for values of stock options vested.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 12 - Share Capital and Reserves (continued)

Stock Options (continued)

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the year ended December 31,
	2019	2018
Risk-free interest rate	1.80%	1.99%
Expected option life in years	4 years	4 years
Expected stock price volatility	62%	65%
Expected dividend rate	0%	0%

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2017	9,251,640	1.43
Exercised	(2,415,666)	0.87
Granted	2,799,256	2.10
Expired	(292,934)	2.12
Cancelled	(25,000)	2.11
Outstanding at December 31, 2018	9,317,296	1.75
Exercised	(355,000)	0.76
Granted	1,921,424	1.72
Expired	(545,000)	2.12
Outstanding at December 31, 2019	10,338,720	1.76

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 12 - Share Capital and Reserves (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at December 31, 2019 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.77*	450,000	450,000	January 9, 2020
0.73**	2,125,000	2,125,000	November 27, 2020
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,030,540	2,030,540	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	66,667	January 15, 2023
2.11	2,239,256	1,492,837	March 5, 2023
2.11	100,000	66,667	April 27, 2023
1.96	110,000	73,333	September 14, 2023
1.74	1,701,424	567,141	January 31, 2024
1.49	50,000	16,667	March 15, 2024
1.20	50,000	16,667	August 16, 2024
	10,338,720	8,288,019
* 450,000 stock options exercised subsequent to the year end.
** 200,000 stock options exercised subsequent to the year end.

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

Restricted Share Unit Award Plan

In 2017, the Company adopted a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 5,000,000 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 10% of the Company’s outstanding shares.

In January 2019, the Company granted 664,730 (2018 – 567,110) RSUs to certain officers and directors with a fair value of $1,156,630 (2018 - $1,196,602). Certain RSUs issued to officers of the Company vest either one-third every year or approximately three years from the grant date. The directors of the Company, who have been granted RSUs, have the entitlement to have one-third of the grant vest every year. However, the RSUs will vest only when the director’s position on the Board has been terminated.

During the year ended December 31, 2019, the Company cancelled 155,284 (2018 – Nil) RSUs and the fair value of $68,072 (2018 - $Nil) attributable to these RSUs was transferred from reserves to deficit. In addition, the Company expensed a total of $918,339 (2018 – $654,127) as share-based compensation for values of RSUs vested.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 12 - Share Capital and Reserves (continued)

Restricted Share Unit Award Plan (continued)

A summary of restricted share unit activities is as follows:

Number of
RSUs

Outstanding at December 31, 2017	-
Granted	567,110
Outstanding at December 31, 2018	567,110
Vested	(113,208)
Granted	664,730
Cancelled	(155,284)
Outstanding at December 31, 2019	963,348

NOTE 13 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.

Geographic information is as follows:

	As at December 31, 2019
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,122,559	2,122,559
Property and equipment	19,611	277,553	297,164
Exploration and evaluation assets	-	221,330,931	221,330,931
Right-of-use assets	374,417	356,392	730,809
	394,028	224,087,435	224,481,463

	As at December 31, 2018
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,154,027	2,154,027
Property and equipment	67,636	387,786	455,422
Exploration and evaluation assets	-	196,666,709	196,666,709
	67,636	199,208,522	199,276,158

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 14 - Related Party Transactions

During the year ended December 31, 2019, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at December 31, 2019, $389,127 (2018 - $296,702) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to management fees, professional fees and reimbursement of expenses.

ii.	The Company received $12,000 (2018 - $18,000) of rent from a company related by way of common officers.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the year ended December 31,
	2019	2018
	$	$
Management fees	1,389,747	1,360,539
Professional fees	265,456	266,150
Exploration and evaluation assets expenditures	255,977	129,872
Wages and salaries	45,172	22,919
Share-based compensation	1,889,776	2,312,347
	3,846,128	4,091,827

NOTE 15 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

NOTE 16 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable, and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 16 - Financial Instruments and Risk Management (continued)

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2019, the Company had a foreign currency net monetary asset position of approximately US$2,030,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $20,300.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 17 - Commitments

a)	The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

b)	The Company has an employment agreement with an employee of the Company to provide exploration services to the Company for an indefinite term. The agreement requires payment of US$16,050 per month. Included in the agreement is a provision for a two-year payout in the event of a termination following a change in control.

c)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 17 – Commitments (continued)

d)	The Company has two separate employment agreements with an officer and an employee of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,875 per month. Included in each agreement is a provision for a one-year payout in the event of a termination following a change in control.

NOTE 18 – Supplementary Cash Flow Information

	For the year ended December 31,
	2019	2018
	$	$

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable	1,888,979	1,355,658
Reclassification of cancelled stock options	-	9,919
Reclassification of expired stock options	579,937	214,387
Reclassification of stock options exercised	216,991	1,641,078
Reclassification of cancelled restricted share units	68,072	-
Reclassification of restricted share unit vested	238,869	-
Capitalization of right-of-use assets and lease liabilities	934,659	-
Provision for site reclamation	-	946,010

NOTE 19 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2019	2018
	$	$

Loss before income taxes	(9,719,054)	(10,238,910)

Expected income tax recovery at statutory tax rates	(2,624,000)	(2,765,000)
Impact of different statutory tax rates on earnings of subsidiaries	62,000	258,000
Change in statutory, foreign tax rates and other	(103,000)	(110,000)
Foreign exchange	2,119,000	(3,063,000)
Non-deductible expenditures	804,000	666,000
Share issuance costs	(473,000)	(834,000)
Adjustment in prior years provision statutory tax returns and expiry of non- capital losses	772,000	591,000
Change in unrecognized deductible temporary differences and others	(557,000)	5,257,000
Total	-	-

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2019
(Expressed in Canadian Dollars)

NOTE 19 – Income Taxes (continued)

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2019	2018
	$	$

Share issuance costs	1,064,000	1,167,000
Non-capital losses	14,420,000	12,987,000
Provision for site reclamation	203,000	211,000
Allowable capital losses	109,000	43,000
Property and equipment	135,000	95,000
Exploration and evaluation assets	4,050,000	6,035,000
Total	19,981,000	20,538,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2019	Expiry dates	2018	Expiry dates
	$		$
Share issuance costs	3,941,000	2020 to 2023	4,321,000	2019 to 2022
Non-capital losses	60,395,000	2027 to 2039	54,963,000	2027 to 2038
Provision for site reclamation	965,000	No Expiry	1,004,000	No Expiry
Capital losses	404,000	No Expiry	159,000	No Expiry
Property and equipment	506,000	No Expiry	332,000	No Expiry
Exploration and evaluation assets	17,777,000	No Expiry	27,259,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 20 – Subsequent Events

a)	In January 2020, the Company granted 2,140,306 stock options to certain officers, directors, employees and consultants of the Company with an exercise price of $1.05 per option exercisable for a period of 5 years vesting one-third immediately and one-third every year thereafter. In addition, the Company granted 927,276 restricted share units to certain officers and directors vesting one-third every year. Furthermore, 453,856 stock options expired unexercised.